# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: First Majestic Silver Corp., CIK 0001308648
CUSIP: 32076V103
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Suite 1800 - 925 West Georgia Street, Vancouver, Canada (Federal Level) (Z4), V6C 3L2
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001830153

## Reporting persons
- Electrum Silver US LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 31,225,533; sole dispositive power 0; shared dispositive power 31,225,533; aggregate amount beneficially owned 31,225,533 (6.4% of the class)
  Comment: For Box 11
  All percentages calculated in this Schedule 13G are based upon an aggregate of 484,638,208 common shares, no par value ("Common Shares"), of First Majestic Silver Corp. (the "Issuer") outstanding as of March 31, 2025, as disclosed in the Annual Report on Form 40-F filed by the Issuer with the Securities and Exchange Commission on April 1, 2025.
- Electrum Strategic Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 41,705,278; sole dispositive power 0; shared dispositive power 41,705,278; aggregate amount beneficially owned 41,705,278 (8.6% of the class)
- Electrum Global Holdings L.P.: type of reporting person: other (OO), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 41,705,278; sole dispositive power 0; shared dispositive power 41,705,278; aggregate amount beneficially owned 41,705,278 (8.6% of the class)
- TEG Global GP Ltd.: type of reporting person: other (OO), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 41,705,278; sole dispositive power 0; shared dispositive power 41,705,278; aggregate amount beneficially owned 41,705,278 (8.6% of the class)
- The Electrum Group LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 41,705,278; sole dispositive power 0; shared dispositive power 41,705,278; aggregate amount beneficially owned 41,705,278 (8.6% of the class)
- Electrum Silver US II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); shared voting power 10,479,745; shared dispositive power 10,479,745; aggregate amount beneficially owned 10,479,745 (2.2% of the class)
- Electrum Strategic Opportunities Fund II L.P.: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,479,745; sole dispositive power 0; shared dispositive power 10,479,745; aggregate amount beneficially owned 10,479,745 (2.2% of the class)
- Electrum Strategic Opportunities Fund II GP L.P.: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,479,745; sole dispositive power 0; shared dispositive power 10,479,745; aggregate amount beneficially owned 10,479,745 (2.2% of the class)
- ESOF II GP Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,479,745; sole dispositive power 0; shared dispositive power 10,479,745; aggregate amount beneficially owned 10,479,745 (2.2% of the class)

## Item 1. Issuer
Name of issuer: First Majestic Silver Corp.
Address of issuer's principal executive offices: 925 West Georgia Street, Suite 1800, Vancouver, British Columbia V6C 3L2, Canada

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is jointly filed by each of the entities below (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"):
(i) Electrum Silver US LLC ("ESUS");
(ii) Electrum Strategic Management LLC ("ESM");
(iii) Electrum Global Holdings L.P. ("Global Holdco");
(iv) TEG Global GP Ltd. ("TEG Global");
(v) The Electrum Group LLC ("TEG");
(vi) Electrum Silver US II LLC ("ESUS II");
(vii) Electrum Strategic Opportunities Fund II L.P. ("ESOF II");
(viii) Electrum Strategic Opportunities Fund II GP L.P. ("ESOF II GP L.P."); and
(ix) ESOF II GP Ltd. ("ESOF II GP")

The Reporting Persons have entered into a Joint Filing Agreement, dated May 12, 2025, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 600 Fifth Avenue, 24th Floor, New York, New York 10020.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2025, ESUS directly owned 31,225,533 Common Shares. ESM is the manager of ESUS. ESM is wholly owned by Global Holdco, and TEG Global is the general partner of Global Holdco. TEG acts as an investment advisor to Global Holdco. As a result, ESM, Global Holdco, TEG Global and TEG may be deemed to beneficially own shares of the Common Shares held by ESUS.

As of March 31, 2025, ESUS II directly owned 10,479,745 Common Shares. ESOF II owns 99% of ESUS II, and ESM is the manager of ESUS II. ESM is wholly owned by Global Holdco, and TEG Global is the general partner of Global Holdco. The general partner of ESOF II is ESOF II GP L.P., and the general partner of ESOF II GP L.P. is ESOF II GP. ESOF II GP is wholly owned by Global Holdco. TEG acts as an investment advisor to ESOF II. As a result, ESOF II, ESM, Global Holdco, TEG Global, ESOF II GP L.P., TEG and ESOF II GP may be deemed to beneficially own shares of the Common Shares held by ESUS II.

Each of the Reporting Persons disclaims beneficial ownership of such Common Shares except to the extent of its pecuniary interest therein, if any. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.
Percent of class: See responses to Item 11 on each cover page. All percentages calculated in this Schedule 13G are based upon an aggregate of 484,638,208 Common Shares outstanding as of March 31, 2025, as disclosed in the Annual Report on Form 40-F filed by the Issuer with the Securities and Exchange Commission on April 1, 2025.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Electrum Silver US LLC: /s/ Andrew M. Shapiro, Andrew M. Shapiro, Managing Director (05/12/2025)
- Electrum Strategic Management LLC: /s/ Andrew M. Shapiro, Andrew M. Shapiro, Managing Director (05/12/2025)
- Electrum Global Holdings L.P.: /s/ Andrew M. Shapiro, Andrew M. Shapiro, Director (05/12/2025)
- TEG Global GP Ltd.: /s/ Andrew M. Shapiro, Andrew M. Shapiro, Director (05/12/2025)
- The Electrum Group LLC: /s/ Michael H. Williams, Michael H. Williams, Senior Managing Director (05/12/2025)
- Electrum Silver US II LLC: /s/ Andrew Shapiro, Andrew Shapiro, Managing Director (05/12/2025)
- Electrum Strategic Opportunities Fund II L.P.: /s/ Michael H. Williams, Michael H. Williams, Director (05/12/2025)
- Electrum Strategic Opportunities Fund II GP L.P.: /s/ Michael H. Williams, Michael H. Williams, Director (05/12/2025)
- ESOF II GP Ltd.: /s/ Michael H. Williams, Michael H. Williams, Director (05/12/2025)
Comment: Electrum Silver US LLC By: Electrum Strategic Management LLC, its Manager

Electrum Global Holdings L.P. By: TEG Global GP Ltd., its general partner

Electrum Silver US II LLC By: Electrum Strategic Management LLC, its Manager

Electrum Strategic Opportunities Fund II L.P. By: Electrum Strategic Opportunities Fund II GP L.P., its general partner By: ESOF II GP Ltd., its general partner

Electrum Strategic Opportunities Fund II GP L.P. By: ESOF II GP Ltd., its general partner